

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 5, 2011

By U.S. Mail and facsimile to 011-34-91- 257-1282

José Antonio Alvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

>   **Re: Banco Santander, S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **File No. 001-12518**

Dear Mr. Alvarez:

    We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

General

1. We note your response to prior comment 3 of our letter dated September 29, 2010. Please expand your qualitative materiality analysis to address your continuing business relationships with entities that are included in the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals List, such as Bank Sepah, Bank Mellat, and Banco Nacional de Cuba.

Note 7. Debt Instruments, page F-79

2. We note your response and proposed disclosure to prior comment 16 of our letter dated September 29, 2010. Given the significance of gross unrealized losses on equity securities to the related equity securities' fair value at December 31, 2009, please tell us and revise future filings to disclose total gross unrealized losses on securities segregated between those losses incurred for 12-months or less and those incurred for 12-months or more. Further, if any of your equity securities have been underwater for greater than 12-months, please tell us and further expand your proposed disclosure to address in more detail how you were able to concluded that no impairment was necessary at period end. Please specifically address how you considered paragraph 61 of IAS 39 in your other-than-temporary impairment analysis for underwater equity securities.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief